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                         JAHB Holdings, Inc.


8384 Roswell Road, Ste. K                       Tel:  (770) 552-5096
Atlanta, Georgia 30350                          Fax:  (770) 552-5096
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August 31, 2000

Sarah Hirsch
Securities & Exchange Commission
Division of Corporate Finance
Office of Small Business Review

Re:  JAHB Holdings, Inc.
     Delaying Amendment to Registration Statement on Form SB-2
     CIK: 1122380


Dear Ms. Hirsch,

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Thank you.

Sincerely,

/s/ Joel Arberman

Joel Arberman
President and Chief Executive Officer
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